Via Facsimile and U.S. Mail
Mail Stop 6010


December 29, 2005


Mr. Frank Gerardi
Chairman and Chief Executive Officer
IGI, Inc.
105 Lincoln Avenue
Buena, NJ 08310

Re:	IGI, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 1-08568

Dear Mr. Gerardi:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief